Exhibit (a)(10)

FORM OF EMAIL REGARDING EMPLOYEE PRESENTATIONS

Please plan to attend one of the following Information Sessions on [DATE]:

•	at [TIME] in the [LOCATION] in Waltham

•	at [TIME] in the [LOCATION] in Provo, building B, or

•	at [TIME] in the [LOCATION] in Provo, building B.

If you are not at one of these locations, you may use the following dial-in numbers:

[DIAL-IN NUMBERS]

These Information Sessions are designed to:

•	Explain the adverse tax consequences of Section 409A;

•	Explain the offer by Novell to address the discounted options; and

•	Answer any questions you may have on the terms of the offer.

For those unable to attend an Information Session, a copy of the slides used during the presentation will be posted on the Tender Offer Website.

Thank you.

Sonya Keetch